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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chrysalis Capital Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Franklin Street

OFFICIAL USE ONLY
138499
FIRM I.D. NO.

(No. and Street)

San Francisco	CA	94102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cheryl A Lane   415-771-5263

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Independent Registered Public Accounting Firm

Wilson Markle Stuckey Hardesty & Bott, LLP

(Name – if individual, state last, first, middle name)

101 Larkspur Landing Circle, Suite 200 Larkspur	CA	SECURITIES AND EXCHANGE COMMISSION
(Address)	(City)	(State)	(Zip RECEIVED

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAY 2 0 2015

DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Cheryl A Lano _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chrysalis Capital Group, LLC _____ , as of December 31, _____ , 20 14 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A _____

_____

_____

_____
                                        _____
                                                 Signature

                                        Managing Member
                                                 Title

_____ — see attach certifiate 2/16/15
          Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss). Operations
- ☑ (d) Statement of Changes in Financial Condition. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Review Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the SEC

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____

2. _____

3. _____

4. _____

5. _____

6. _____

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me

on this ___16___ day of ___February___, 20_15_,
        Date   *Month*   *Year*

by

(1)___Cheryl A. Lane___

(2)_____
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
         Signature of Notary Public

ALAN LEONG
COMM. # 2068931
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires May 19, 2018

Place Notary Seal Above

────────────────── **OPTIONAL** ──────────────────

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ___Oath or Affirmation___

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Chrysalis Capital Group, LLC

Financial Statements

and
Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Fo the year ended December 31, 2014

with

Reports of Independent Registered Public Accounting Firm

Contents

**WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP**

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Registered Public Accounting Firm

To the members of Chrysalis Capital Group, LLC

We have audited the accompanying statement of financial condition of Chrysalis Capital Group, LLC. (the Company) as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
February 3, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

-1-

Chrysalis Capital Group LLC
Statement of Financial Condition
As of December 31, 2014

Assets

Current assets

Cash	$	8,268
Commissions receivable		228
Accounts receivable		1,609
Prepaid expenses and other current assets		6,502
Total current assets		16,607
Other assets		5,000
Total assets	$	21,607

Liabilities and Members' Equity

Current liabilities

Accounts payable and accrued liabilities	$	--
Total current liabilities		-
Members' equity		21,607
Total liabilities and members' equity	$	21,607

See accompanying notes

-2-

Chrysalis Capital Group LLC
Statement of Operations
For the year ended December 31, 2014

Revenues

Commissions and fees	$	114,823
Other income		245
Total revenues		115,068

Expenses

Member commissions	41,270
Other commissions	47,925
Regulatory fees and expenses	17,111
Insurance	1,679
Advertising, office and other expenses	77,869
Total expenses	185,854
Net loss	$ (70,786)

See accompanying notes.

Chrysalis Capital Group LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2014

Balances,		
December 31, 2013	$	22,063
Member contributions		70,330
Net loss		(70,786)
Balances,		
December 31, 2014	$	21,607

See accompanying notes.

-4-

Chrysalis Capital Group LLC
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities

Net loss	$	(70,786)

Adjustments to reconcile net loss to net cash
used by operating activities

Increase in accounts receivable	(1,837)
Decrease in prepaid expenses and other current assets	(5,049)
Decrease in accounts payable and accrued liabilities	(297)
Net cash used by operating activities	(77,969)

Cash flows from financing activities

Member contributions	70,330

Net decrease in cash and cash equivalents	(7,639)
Cash, beginning of year	15,907
Cash, end of year	$ 8,268

See accompanying notes

-5-

Chrysalis Capital Group, LLC
Notes to Financial Statements
December 31, 2014

Note 1 - Summary of significant accounting policies

Basis of presentation
Chrysalis Capital Group, LLC (the Company) is a California limited liability company formed in December 2003. In April 2006, the Company registered as broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company is an investment banking firm specializing in the private placement of securities, including EB-5 placements and interests in 1031 tenants-in-common real estate programs, on a best efforts basis with an emphasis on tax saving and tax-deferred transactions.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Commissions and fees
The Company records commission and fee income as earned pursuant to the terms if its investment banking agreements.

Cash and cash equivalents
For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2014, the Company determined that an allowance for doubtful accounts was not necessary.

Note 1 - Summary of significant accounting policies (continued)

Income taxes

The Company is a limited liability company that has elected to be taxed in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2011 to 2014 are open for examination by the Internal Revenue Service and years 2010 to 2014 by the California Franchise Tax Board.

Use of estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred. For the year ended December 31, 2014, advertising costs totaled $19,208.

Estimated fair value of financial instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including cash, receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates.

Note 2 - Transactions with members

The Company receives the benefit of certain office and administrative services provided' by its members. For the years ended December 31, 2014, the Company reimbursed its members for all significant shared costs.

The Company's members also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2014, the Company had reimbursed all significant member incurred costs.

The Company rents its office facility from an entity owned by its managing member. Rent paid to the affiliate totaled $12,000 for the year ended December 31, 2014.

Note 3 - Concentrations

During the year ended December 31, 2014 revenue from one client/transaction amounted to 96 percent of total revenues.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through February 3, 2015, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in such financial statements.

Chrysalis Capital Group, LLC
Notes to Financial Statements
(continued)
December 31, 2014

Note 5 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2014 the Company had net capital of $8,496 which exceeded its required net capital by $3,496.

Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Chrysalis Capital Group, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014

Net Capital
   Total members' equity $ 21,607
   Subordinated liabilities   -
   Non allowable assets   13,111

   Net capital $ 8,496

Total aggregate indebtedness $ -

Computation of Basic Net Capital Requirement
   Minimum net capital required
      (6-2/3% of total aggregate indebtedness) $ -

Minimum dollar net capital requirement of reporting broker $ 5,000

Net capital requirement $ 5,000

Excess net capital $ 3,496

Excess net capital after deducting the higher of
   10% of aggregate indebtedness or 120% of required net capital $ 2,496

Chrysalis Capital Group, LLC
Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2014

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2014)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Chrysalis Capital Group, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Chrysalis Capital Group, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.



Your Business is Our Business

CHRYSALIS
CAPITAL

Cheryl A. Lane, President
Chrysalis Capital Group LLC
131 Franklin Street
San Francisco CA 94102
(415) 771-5263 x225

Assertions of Exemption of a Non-Carrying Broker or Dealer required by
Rule 17a-5(d)(4) of the Securities and Exchange Commission

February 3, 2015

Wilson Markle Stuckey Hardesty & Bott, LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

Chrysalis Capital Group, LLC (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Berman Capital, LLC ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Cheryl A Lane
Managing Member

WILSON MARKLE STUCKEY HARDESTY & BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Chrysalis Capital Group, LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
February 3, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM